SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                ___________

                                 FORM 11-K

                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



   (Mark One):

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

        For the fiscal year ended December 31, 1998

                                    OR

   [ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF  THE  SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from _______ to _______



                    Commission File No. 1-14365


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          El Paso Energy Corporation Retirement Savings Plan
                (herein referred to as the "Plan")


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      El Paso Energy Corporation
                 (herein referred to as the "Company")
                       1001 Louisiana Street
                       Houston, Texas  77002

                           REQUIRED INFORMATION

     Item 4.

     Financial Statements and Exhibits

     (a) Financial Statements and Supplemental Schedules for the Years Ended December 31, 1998, and 1997:

           Report of Independent Accountants

           Financial Statements:

           Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1998

           Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1997

           Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended December 31, 1998

           Notes to Financial Statements

           Supplemental Schedules:

           Schedule I
             Item  27a - Schedule of Assets Held for Investment Purposes  as
                         of December 31, 1998

            Schedule II
             Item  27d - Schedule of Reportable Transactions for  the  Year
                         Ended December 31, 1998

          (b)   Exhibits:

          Exhibit
            No.            Description
          -------          -----------

            23             Consent of Independent Accountants

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN
                               ____________

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                  WITH REPORT OF INDEPENDENT ACCOUNTANTS

                                 INDEX



                                                                 Page
                                                                 ----

Report of Independent Accountants...............................   2

Financial Statements:
  Statement of Net Assets Available for Plan Benefits with
   Fund Information as of December 31, 1998.....................   3

  Statement of Net Assets Available for Plan Benefits with
   Fund Information as of December 31, 1997.....................   4

  Statement of Changes in Net Assets Available for Plan
   Benefits with Fund Information for the year ended
   December 31, 1998.............................................  5

  Notes to Financial Statements..................................  6

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment Purposes
             as of December 31, 1998.............................  18

  Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998.............................  20

Consent of Independent Accountants...............................  21

                   [Letterhead of PricewaterhouseCoopers LLP]

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
El Paso Energy Corporation:

In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statement of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for benefits of the El Paso Energy Corporation Retirement Savings Plan (the "Plan") at
December 31, 1998 and December 31, 1997, and the changes in net assets available for plan benefits with fund information for the year ended
December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits with fund information and the statement of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 15, 1999

                               EL PASO ENERGY CORPORATION
                                RETIREMENT SAVINGS PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                  December 31, 1998

                                  Fund Information
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         Small
                            Company      Equity  International           Putnam New   Capitalization  Asset
                  Income     Stock       Index      Equity     Growth    Opportunities   Equity    Allocation   Loan
                   Fund      Fund         Fund       Fund        Fund       Fund          Fund        Fund      Fund  Total
              ------------ ---------- ------------ --------- ----------- ------------ ------------ ---------- ------- ------
Assets

Investments at
fair value:
 Company
  common
  stock      $        -  $107,917,167  $         - $        - $         - $         - $        - $       -  $       -  $107,917,167
 Equity
  interest            -            -    78,825,896 10,085,840  28,807,691  39,987,627  2,023,607  25,185,591         -  184,916,252
 Deposits
  with
  insurance
  companies    8,710,660            -           -          -           -            -          -         -           -   8,710,660
 Participant
  loans                -            -           -          -           -            -          -         -  16,093,331  16,093,331
 Short-term
  cash
  investments 10,774,913    9,298,189           -          -           -            -          -         -          -   20,073,102
Investments
 at contract
 value:
 Deposits
 with financial
 institutions 37,105,508           -           -          -           -            -          -           -         -   37,105,508
 Deposits with
  insurance
  companies 100,844,788            -           -          -           -            -          -           -         -   100,844,788
            -----------  -----------  ----------  ----------  ----------  ----------  ---------  ----------  ---------- -----------
 Total
 investments 157,435,869 117,215,356  78,825,896  10,085,840  28,807,691  39,987,627  2,023,607  25,185,591  16,093,331 475,660,808
            -----------  -----------  ----------  ----------  ----------  ----------  ---------  ----------  ---------- -----------
Receivables:

 Dividends
  and
 interest        20,070      580,470           -          -            -          -         -          -       131,952      732,492
 Amounts
 due from
 (due to)
 others      (2,750,255)   7,738,104    (155,395)    (71,386)      1,168     (10,608)    (6,164)   (221,739)  1,347,375   5,871,100
            -----------  -----------  ----------  ----------  ----------  ----------  ---------  ----------  ---------- -----------
 Total
 receivables (2,730,185)   8,318,574    (155,395)    (71,386)      1,168     (10,608)    (6,164)   (221,739)  1,479,327   6,603,592
            -----------  -----------  ----------  ----------  ----------  ----------  ---------  ----------  ---------- -----------
Total
assets     154,705,684  125,533,930  78,670,501  10,014,454  28,808,859  39,977,019  2,017,443  24,963,852  17,572,658  482,264,400
           -----------  -----------  ----------  ----------  ----------  ----------  ---------  ----------  ----------  -----------
Net assets
available
for Plan
benefits  $154,705,684 $125,533,930 $78,670,501 $10,014,454 $28,808,859 $39,977,019 $2,017,443 $24,963,852 $17,572,658 $482,264,400
          ============ ============ =========== =========== =========== =========== ========== =========== =========== ============



The accompanying notes are an integral part of these financial statements.

                               EL PASO ENERGY CORPORATION
                                RETIREMENT SAVINGS PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                  December 31, 1997

                                  Fund Information
---------------------------------------------------------------------------------------------------------------------------

                           Company      Equity   International              Putnam New     Asset
                 Income     Stock       Index        Equity     Growth     Opportunities Allocation    Loan
                  Fund      Fund         Fund         Fund        Fund          Fund        Fund        Fund     Total
              ------------ ---------- ----------- ------------ ------------- ---------- ------------ --------- --------
Assets

Investments at
fair value:
 Company
  common
  stock       $        -  $94,805,784 $         - $         -  $         - $        -   $         -  $       - $ 94,805,784
 Equity
  interest             -            -  66,516,590  14,659,910   27,468,357  31,695,318   21,703,602          -  162,043,777
 Deposits
  with
  insurance
  companies     7,860,007           -           -           -           -            -           -           -    7,860,007
 Participant
  loans                 -           -           -           -           -            -           -  15,142,511   15,142,511
 Short-term
  cash
  investments   5,201,340    3,031,125          -           -           -            -           -           -    8,232,465
Investments
 at contract
 value:
 Deposits
 with financial
 institutions  35,840,595           -           -           -           -            -           -           -   35,840,595
 Deposits with
  insurance
  companies   119,864,325           -           -           -           -            -           -           -  119,864,325
              -----------  -----------  ----------  ----------  ----------  ----------  ----------  ---------- ------------
 Total
 investments 168,766,267   97,836,909  66,516,590  14,659,910   27,468,357  31,695,318  21,703,602  15,142,511  443,789,464
             -----------  -----------  ----------  ----------   ----------  ----------  ----------  ----------  -----------
Receivables:

 Dividends
  and
 interest              -      331,726           -          -            -           -          22      130,779      462,527
 Employer
  contributions        -      310,232           -          -            -           -           -            -      310,232
 Participant
  contributions  209,694       92,806      100,718     34,405       66,066      65,631       38,850          -      608,170
 Amounts
 due from
 (due to)
 others         (637,678)    (571,511)     254,720    (17,171)    (72,335)    (219,268)    (113,287)    261,617   (1,114,913)
              -----------  -----------   ----------  ----------  ----------  -----------  ----------  ----------  ----------
 Total
 receivables    (427,984)     163,253     355,438      17,234      (6,269)    (153,637)     (74,415)    392,396      266,016
              -----------  -----------  ----------  ----------  ----------   ----------   ----------  ----------  -----------
Total
assets       168,338,283   98,000,162  66,872,028  14,677,144  27,462,088   31,541,681    21,629,187 15,534,907  444,055,480
             -----------  -----------  ----------  ----------  ----------   ----------   ----------- ----------  ------------
Net assets
available
for Plan
benefits    $168,338,283 $ 98,000,162 $66,872,028 $14,677,144 $27,462,088  $31,541,681   $21,629,187 $15,534,907 $444,055,480
            ============ ============ =========== =========== ===========  ===========   =========== =========== ============
The accompanying notes are an integral part of these financial statements.



                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                 AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                       For the Year Ended December 31, 1998


             --------------------------------------------------------------------------------------------------------------------
                                                                                       Small
                          Company     Equity  International             Putnam New  Capitalization Asset
                Income     Stock      Index     Equity      Growth     Opportunities  Equity    Allocation  Loan
                 Fund       Fund       Fund      Fund        Fund          Fund        Fund       Fund      Fund          Total
              ---------- ---------- ----------- ---------- ----------- ------------ ---------- --------- ---------- --------------

Dividends     $        - $2,650,284 $         - $        -  $1,811,946   $1,241,685  $  2,280 $        - $       -    $  5,706,195
Interest      10,352,230    275,628         196  1,124,578           -           -          -  1,254,644  1,469,904     14,477,180
Net
 appreciation
 (depreciation)
 in fair
 value of
 investments          -   4,064,102  17,768,006 (1,557,315)  2,870,889    6,336,893   (76,561) 1,732,563         -      31,138,577
              ---------- ---------- ------------ ---------- ----------- ------------ ---------- --------- ----------- -------------
  Net
  investment
  income     10,352,230   6,990,014  17,768,202   (432,737)  4,682,835    7,578,578   (74,281) 2,987,207  1,469,904     51,321,952
Contributions:
 Employer       139,413   9,199,042     229,258     17,496     188,958      146,145       437     80,943          -     10,001,692
 Participants 5,557,726   3,506,037   2,977,880    859,617   1,726,797    2,012,475   116,397  1,227,757          -     17,984,686
Net
 loan
 activity       129,977    (731,182)    167,308     97,941      97,319      201,280     4,725    109,735    (77,103)             -
Trustee
 transfers     (301,779)   (317,500)    (45,774)    85,369     196,801        3,038         -     32,447    821,675        474,277
Interfund
 tranfers    (7,549,431) 16,023,845  (4,333,228)(4,700,033) (2,536,416)     163,413 2,005,230    645,741    280,879              -
Benefits paid
 to partici-
 pants      (21,667,810) (6,999,536) (4,879,239)  (590,343) (3,002,129)  (1,669,591)  (35,065)(1,749,165)  (457,604)   (41,050,482)
Administrative
 fees         (292,925)    (136,952)    (85,934)         -     (7,394)           -          -           -         -       (523,205)
            -----------  ----------  ----------- ---------- ----------- ------------ ---------- ---------  ---------- ------------
Net increase/
(decrease) (13,632,599)  27,533,768  11,798,473 (4,662,690)  1,346,771   8,435,338  2,017,443   3,334,665   2,037,751   38,208,920

Net assets
 available
 for
 Plan
 benefits:
 Beginning
  of
  period  168,338,283   98,000,162  66,872,028  14,677,144  27,462,088  31,541,681          -  21,629,187  15,534,907  444,055,480
          -----------   ----------  ----------  ----------  ----------  ---------- ---------- -----------  ----------  -----------
 End of
 period  $154,705,684 $125,533,930 $78,670,501 $10,014,454 $28,808,859 $39,977,019 $2,017,443 $24,963,852 $17,572,658 $482,264,400
          ===========  ===========  ==========  ==========  ==========  ==========  =========  ==========  ==========  ===========
The accompanying notes are an integral part of these financial statements.


                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS




1.DESCRIPTION OF PLAN
  -------------------

  The following description of the El Paso Energy Corporation Retirement Savings Plan (the "Plan") provides general information about the Plan's provisions in effect for the plan year ending December 31, 1998. The Plan is a January 1, 1997 amendment and restatement of the El Paso Natural Gas Company Retirement Savings Plan, as amended and restated effective February 1, 1996, which was an amendment and restatement of the El Paso Natural Gas Company Retirement Savings Plan adopted in 1992. Participants should refer to the Plan documents and summary plan description for a more complete description of the Plan's provisions.

  General
  -------

  The  Plan  is a defined contribution plan covering eligible employees  of
  El Paso Energy Corporation (the "Company") and its participating employers, except leased employees, certain nonresident aliens, and members of any unit covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

  Contributions
  -------------

  A participant may elect to make basic contributions from 2 percent to 10 percent of his or her eligible compensation on a before-tax or after-tax
  basis.   The  Company will make matching contributions of Company  common stock, or cash which is initially invested in Company common stock, equal to 75 percent of a participant's basic contribution up to a maximum level of 6 percent of eligible compensation. In addition, if a participant has elected the maximum basic contribution eligible for a matching Company contribution, he or she may make after-tax supplemental contributions to the Plan from 1 percent to 5 percent of his or her eligible compensation. A participant may also elect to have the amount of  available cash under the Company's FlexPlan transferred to  the  Plan as  a flex contribution and may make an approved rollover contribution of a distribution received or direct transfer from another qualified retirement plan. There are certain legal limitations applicable to contributions to the
  Plan.    Federal  income  taxes  on  before-tax  contributions,   company
  matching contributions, and the earnings from the investments in the Plan are deferred until amounts are withdrawn from the Plan.

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


1. DESCRIPTION OF PLAN (Continued)
  -------------------

  Participant Accounts
  --------------------
  Each   participant's   account  is  credited  with   the   participant's
  contributions, the Company's matching contribution, and the participant's share of net earnings or losses of his or her respective investment funds elected under the Plan. Net investment gains and losses in a particular investment fund are allocated in proportion to the respective participant's account balances in that fund.

  Vesting
  -------

  A participant's interest in the balance credited to his or her account is fully vested at all times.

  Payment of Benefits
  -------------------

  Upon separation from service with the Company, a participant whose account balance has exceeded $5,000 may elect to receive either a lump-sum amount equal to the value of his or her account or to defer the distribution. A deferred distribution may take the form of either a lump-sum distribution payable within, or installments payable over, a period which ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2. A participant whose account balance has never been more than $5,000 will receive an immediate lump-sum distribution of the amount equal to his or her account balance. Certain in-service withdrawals may also be available, as provided by the Plan.

  Participant Loans
  -----------------

  To obtain a loan, the participant must have a total account balance of at least $2,000 excluding any amounts held in an "IRA Account" under the Plan. Loan amounts may be from $1,000 to $50,000 but may not be more than 50 percent of the total balance in the participant's account, excluding any IRA Account balance. The 50 percent limit is reduced by the participant's highest outstanding loan balance(s) during the prior 12-month period. Each loan is made from, and repaid to, the borrowing participant's account so as not to affect the accounts of other participants. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on a loan is 1 percent above the prime rate, which is determined on the last business day of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from 1 to 5 years. When a participant terminates employment with the Company, the unpaid balance of the participant's loan(s) will be deducted from any distributions to the participant. If the participant elects to defer the distributions, the loan must be repaid within 60 days after the separation from service. If the loan is not repaid, it will be automatically treated as a distribution to the participant.

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

1. DESCRIPTION OF PLAN (Continued)
   -------------------

  Investment Options
  ------------------

  With certain exceptions as described below, a participant could direct the investment of his or her contributions to the Plan or reallocate the existing balance in his or her account among any one or more of the following investment funds during 1998. For a more complete description of the investment objectives, general information and performance history of the funds, participants should refer to the individual mutual fund prospectus and the summary plan description.

       1) Income Fund - invested primarily in a diversified portfolio of investment contracts offered by major insurance companies, banks and other financial institutions. The objective of the fund is to provide liquidity and safety of principal while providing a higher return over time than offered by money market funds. An investment contract is an agreement whereby the issuing entity promises a specific rate of return for a period of time. The contracts provide that there will not be a reduction in principal due to a change in interest rates. These contracts usually have maturity dates and interest rates that fluctuate to reflect the investment performance and activity of the underlying bonds. However, like all of the Plan's investment funds, there is an element of risk. Some of the contracts are direct obligations of the issuing entity. To enhance the safety of the fund, most of the investment contracts are backed by fixed-income securities held in a separate account of an insurance company, or in a trust fund, to protect them from the general creditors of the contract issuer. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Income Fund. The Income Fund is managed by PRIMCO Capital Management, Inc. ("PRIMCO").

       2) Company Stock Fund - invested primarily in common stock of the Company (NYSE:EPG). As with investments in any single stock, this fund may be more volatile (that is, subject to larger swings in value, both up and down) than a fund that is diversified among the stocks of many companies. Participants who invest in the Company Stock Fund may instruct the trustee regarding the voting of the Company's common stock allocated to the participant's account.

  Also included in the Company Stock Fund were shares of "new" Tenneco Inc. and Newport News Shipbuilding Inc. These shares were transferred to the Plan upon its merger with the Tenneco Energy Plan in 1997. At December 31, 1998, all such shares had been liquidated, in accordance with the Plan's provisions, and the proceeds not directed by the participants to other investments were reinvested in shares of Company stock in early January 1999.

       3) Equity Index Fund - invested primarily in an index fund designed to match the performance of the Standard and Poors (S&P) Index by investing in stock of most of the 500 largest U.S. companies comprising that Index. This fund currently invests in a commingled fund for institutional investors known as the Daily Equity Index Fund (T) managed by Barclays Global Investors (BGI).

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


1. DESCRIPTION OF PLAN (Continued)
   -------------------

  Investment Options
  ------------------

       4) International Equity Fund - invested primarily in the publicly traded mutual fund known as the Templeton Foreign Fund managed by Templeton Global Advisors Limited. The purpose of this fund is to invest in companies in locations and businesses around the world where economic conditions are favorable for growth. Because of global monetary exchange, economic and political conditions, the risks and returns for this fund can vary significantly from investments in domestic stocks.

       5) Growth Fund - invested primarily in the publicly traded mutual fund known as the Founders Growth Fund managed by Founders Asset Management, Inc., effective June 1, 1998. Prior to that date, the growth fund was invested primarily in the publicly traded mutual fund Fidelity Growth Company Fund managed by Fidelity Management & Research Company.

       6) Putnam New Opportunities Fund - invested primarily in the publicly traded mutual fund known as the Putnam New Opportunities Fund (Class A) managed by Putnam Investments, Inc.

       7) Small Capitalization Equity Fund - invested primarily in the publicly traded mutual fund known as the SSgA Small Cap Fund managed by State Street Global Advisors. This investment option became available to participants effective June 1, 1998.

       8) Asset Allocation Fund - invested primarily in the publicly traded mutual fund known as the INVESCO Total Return Fund managed by INVESCO Funds Group Inc.

        9)    Loan   Fund  -  invested  individually  for  each  borrowing
  participant in any loans to the participant.

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


1. DESCRIPTION OF PLAN (Continued)
   -------------------

  The following number of participants were invested in the various funds at December 31, 1998 and 1997:
                                                   Number of
             Fund                                 Participants
             ----                                ------------
                                                 1998     1997
                                                 ----     ----
    Income Fund                                  2,708    3,636
    Company Stock Fund                           3,778    4,779
      Tenneco Stock Fund                             -    2,937
      Newport News Shipbuilding Stock Fund           -    2,880
    Equity Index Fund                            2,062    2,189
    International Equity Fund                      860    1,141
    Growth Fund                                  1,441    1,572
    Putnam New Opportunities Fund                1,631    1,619
    Small Capitalization Equity Fund               237        -
    Asset Allocation Fund                        1,159    1,129


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

  Valuation of Investments
  ------------------------

  For the Plan years ending December 31, 1998 and 1997, the Plan's investment contracts with financial institutions and insurance companies are reported at contract value which approximates estimated fair value except for investments issued by the Mutual Benefit Life Insurance Company ("Mutual Benefit"), as discussed in Note 6. The average yield for these investment contracts reported at contract value for 1998 equaled 6.89 percent with an averaging crediting interest rate of 6.90 percent. Crediting interest rates are normally reset quarterly for contracts with underlying investments to reflect the investment experience of that asset. Investment contracts issued by Mutual Benefit are reported at estimated fair value which approximates contract value. Estimated fair value for investment contracts is based on discounted cash flows using current market rates for similar investments with similar terms. Short-term securities and participant loans are carried at cost which approximates fair value. All other investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
   ------------------------------------------

  Investment Income
  -----------------

  Dividend and interest income from investments is recorded as earned on an accrual basis and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund. Dividend and interest income is reported in accordance with the Internal Revenue Service ("IRS") Form 5500 instructions. Dividend income represents income for those funds holding individual equity securities. Interest income represents income received from deposits with insurance companies, short-term securities, and dividends received from funds invested in commingled equity or mutual funds.

  Expenses
  --------

  During 1998, the administrative expenses, including participant recordkeeping and custodial fees, and certain professional fees incurred were paid by the Plan. In addition, any expenses directly relating to the purchase, sale, or transfer of the Plan's investments are charged to the particular investment fund to which the expense relates.

  Net Appreciation (Depreciation) in Fair Value of Investments
  ------------------------------------------------------------

  The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Risk and Uncertainties
  ----------------------

  The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


3. INVESTMENTS
   -----------

  The  following  table  reports the values of  investments.   Investments
  representing 5 percent or more of the Plan's net assets are separately identified.
                                                        December 31,
                                                -----------------------------
                                                     1998           1997
                                                   -------         ------
    Investments at estimated market value
      Deposits with insurance company          $  8,710,660      $  7,860,007
      Loan Fund - Participant loans              16,093,331        15,142,511
      Short-term securities                      20,073,102         8,232,465
                                               ------------      ------------
                                                 44,877,093        31,234,983
                                               ------------      ------------
    Investments at contract value
     Deposits with financial institutions
      Bankers Trust Company (Del) BASIC
        #97-888THT, 6.56%, matures
        12/30/01 and 7.06%, matures
        12/30/00, respectively                   22,963,747        21,916,277
     Other deposits                              14,141,761        13,924,318
     Deposits with insurance companies
      Peoples Security Life Insurance Company
         #00081TR, 7.12%, matures 03/30/07       26,145,532        25,314,236
      Other deposits                             74,699,256        94,550,089
                                                -----------       ----------
                                                137,950,296       155,704,920
                                                -----------       -----------

    Investments at quoted market value
     Company Stock Fund -
      Company Common Stock                      107,917,167        58,765,717
      Tenneco Inc. Common Stock                      -             31,834,275
      Other                                          -              4,205,792
     Barclays Equity Index Fund                  78,825,896        66,516,590
     Founders Growth Fund                        28,807,691        27,468,357
     Putnam New Opportunities Fund               39,987,627        31,695,318
     INVESCO Total Return Fund                   25,185,591        21,703,602
     Other investments                           12,109,447        14,659,910
                                              -------------      ------------
                                                292,833,419       256,849,561
                                              -------------      ------------
      Total investments                      $  475,660,808     $ 443,789,464
                                              =============      ============

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)

4. CONCENTRATION OF CREDIT RISK
   ----------------------------

  The Plan invests in various investment funds, as described in Note 1, based upon participant instructions. The Income Fund held approximately 33 percent and 38 percent of the invested assets of the Plan at December 31, 1998, and 1997, respectively. The Company Stock Fund held approximately 25 percent and 22 percent of the invested assets of the Plan at December 31, 1998, and 1997, respectively. The Company believes that it offers sufficient investment options to offset any significant concentration of credit risk.

5. RELATED PARTY TRANSACTIONS
   --------------------------

  Bankers Trust Company is the trustee for the Plan. Certain assets of the Plan were invested in the following funds and contracts issued by Bankers Trust Company: (i) BT Pyramid Directed Account Cash Fund and
  (ii) various investment contracts. During 1998, approximately 48 percent and 36 percent of the Plan's purchase and sale transactions, respectively, were related to these assets.

6. INVESTMENT CONTRACTS UNDER REHABILITATION
   -----------------------------------------

  Confederation Life Insurance Company
  ------------------------------------

  The Income Fund had investment contracts issued by Confederation Life Insurance Company ("Confederation Life"), a Canadian insurance corporation. On August 12, 1994, an Order of Rehabilitation was entered which placed the U.S. assets of Confederation Life under the regulatory supervision of the Michigan Commissioner of Insurance (the "Commissioner"). The investment contracts issued by Confederation Life were valued at $5,986,270 on August 11, 1994. As of December 31, 1994, a Bankers Trust Company (Del) BASIC investment contract was amended to ensure the benefit responsiveness of the Confederation Life contracts and therefore these contracts are reported at contract value. A plan of rehabilitation was finalized and approved by the courts on March 31, 1997. Under the plan, the estate of Confederation Life was to be liquidated and paid to the contract holders over a three-year period. The expected recovery value of the five contracts held in the portfolio is 111.5% of the August 11, 1994 value. As of December 31, 1998, payments totaling $6,613,428 had been received (110.5% of the August 11, 1994). An additional $41,298 was received on January 7, 1999. Additional residual payments are expected to be received by March 31, 2000.

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)

6. INVESTMENT CONTRACTS UNDER REHABILITATION (Continued)
   ------------------------------------------

  Mutual Benefit Life Insurance Company
  -------------------------------------

  On July 16, 1991, Mutual Benefit Life Insurance Company was placed in rehabilitation under the control of the Commissioner of Insurance of the State of New Jersey. On November 10, 1993, the Superior Court of New Jersey confirmed a Rehabilitation Plan for Mutual Benefit, and on March 28, 1994, PRIMCO opted to retain the investment contracts as restructured under the terms of the Rehabilitation Plan. Effective with the April 29, 1994, closing date of the Rehabilitation Plan, MBL Life Assurance Corporation assumed and reinsured the restructured contracts. At December 31, 1998 and 1997, the value of the restructured contracts was $8,710,660 and $7,860,008, respectively.

  At December 31, 1998, the restructured contracts included a "covered" portion in the amount of $941,449, with certain guarantees by the Life Insurance Company Guaranty Corporation of New York and a "wrapped" portion in the amount of $7,769,211, which is supported by a group of life insurance company re-insurers. The restructured terms provided that the contract balance be reset at 100 percent of its value at July 16, 1991, credited at the original contract rate of interest for the period July 16, 1991 through December 31, 1991, and at rates of interest ranging from 3.00 percent to 14.40 percent for the period January 1, 1992, through December 31, 1998.

  In 1999, interest will be credited at the rate of 5.10 percent and 15.00 percent, on the "covered" and "wrapped" portions, respectively. The maturity structure of the Mutual Benefit contracts provides for the "covered" portion to be paid in full at the end of the Rehabilitation Period, December 31, 1999, while the "wrapped" portion of the contract is expected to be paid in five annual installments beginning on that date. If the underlying assets perform below expectations, the interest and terms are subject to further adjustments, although the Company does not anticipate this to occur.

7. TAX  STATUS
   -----------

  The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, the trust established under the Plan to hold the Plan's assets is intended to be exempt from federal income taxes pursuant to
  Section 501(a) of the Code. The Company received a favorable tax determination letter from the IRS on July 2, 1998, stating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


8. AMENDMENTS
   ----------
  Effective June 1, 1998, the Plan's investment fund mix was amended to add a small capitalization equity investment option, SSgA Small Cap Fund, and to replace the Fidelity Growth Company Fund with the Founders Growth Fund as the investment vehicle under the growth fund option.

  Effective August 1, 1998, the Plan sponsor became El Paso Energy Corporation, a newly created holding company formed as a part of El Paso Natural Gas Company's organizational restructuring.

  The Company, through its subsidiary, completed the acquisition of KLT Power Inc., a subsidiary of Kansas City Power & Light Company (KCPL), on July 31, 1998. The account balances of the employees in the KCPL Cash or Deferred Arrangement were transferred to the Plan effective August 25, 1998, and are reflected in the statement of changes in net assets available for plan benefits at fair value as trustee transfers.

9. PLAN TERMINATION
   ----------------
  Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as directed by the Committee in accordance with the Plan and applicable law, on the basis of their account balances existing at the date of termination as adjusted for investment gains and losses.

                        EL PASO ENERGY CORPORATION
                          RETIREMENT SAVINGS PLAN

                               ____________

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


10. RECONCILIATION WITH FORM 5500
    -----------------------------
  The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500:
                                                   December 31,
                                              -------------------------
                                                1998            1997
                                              --------        --------
     Net assets available for Plan benefits
      per the financial statements          $ 482,264,400  $ 444,055,480
     Less: final distributions and
           participant withdrawals
           that have been processed
           and approved but not paid
           by the Plan                            826,872        270,186
                                              ------------  ------------
     Net assets available for Plan benefits
      per the Form 5500                     $ 481,437,528  $ 443,785,294
                                              ===========   ============

  The following is a reconciliation of the change in net assets available for Plan benefits per the financial statements to Form 5500:

                                               for the year ended
                                                December 31, 1998
                                               -------------------
     Net increase in net assets
       available for Plan benefits per the
       financial statements                        $   38,208,920
     less: change in distributions and
           participant withdrawals that
           had been processed and approved
           but not paid by the Plan                       556,686
     Net  increase in net assets                       -----------
       available for Plan benefits per the
       the Form 5500                               $   37,652,234
                                                       ===========

  Final distributions and participant withdrawals that have been processed and approved but not paid by the Plan are not considered Plan obligations until paid under generally accepted accounting principles and, therefore, are not presented as liabilities or benefits paid in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

                     EL PASO ENERGY CORPORATION
                      RETIREMENT SAVINGS PLAN
                  EIN: 76-0568816        Plan: 002
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            December 31, 1998

                                                    Number of
                                                      shares
                                                    (units) or
                                                     principal
Identity of issue, borrower, or                      amount of
similar party, and                                   bonds and                  Current
description of investment                               notes        Cost         value
--------------------------------------------       ------------  ------------  -------------
COMPANY STOCK FUND
  El Paso Energy Corporation common stock            3,099,910   $83,446,572   $107,917,167
  Short-term securities
    Bankers Trust Company
       BT Pyramid Directed Account Cash Fund         9,298,189     9,298,189      9,298,189
                                                                 -----------   ------------
      Total investments - Company Stock Fund                      92,744,761    117,215,356
                                                                 -----------   ------------
INCOME FUND
  Deposits with financial institutions
    Bankers Trust Company (Del)
      BASIC #  97-888THT, 6.56%, matures 12/30/01   22,963,747    22,963,747     22,963,747
      BASIC #  92-407ALP, 6.00%, matures 2/28/03     4,938,536     4,938,536      4,938,536
    CDC Investment Management Corporation
      #  163-01, 7.62%, matures 10/25/99             3,039,927     3,039,927      3,039,927
      #  163-02, 7.77%, matures 11/01/99             5,061,883     5,061,883      5,061,883
    State Street Bank & Trust
      # 98263, 4.58%, matures 12/01/05               1,101,415     1,101,415      1,101,415
                                                                ------------  -------------
      Total deposits with financial institutions                  37,105,508     37,105,508
                                                                ------------  -------------
  Deposits with insurance companies
    Allstate Life Insurance Company
      #  5529, 5.59%, matures 09/07/99               1,750,558     1,750,558      1,750,558
      #  31071, 6.27%, matures 02/18/02              6,437,894     6,437,894      6,437,894
    Business Men's Assurance
      # 1336, 5.75%, matures 09/02/03                3,019,824     3,019,824      3,019,824
    Continental Assurance Company
      #  630-05647, 6.93%, matures 9/01/03          14,967,885    14,967,885     14,967,885
    Jackson National Life Insurance Company
      # 1070, 6.33%, matures 12/30/00                6,974,426     6,974,426      6,974,426
    John Hancock Mutual Life Insurance Compan
      #  7733, 6.60%, matures 01/03/00               3,550,599     3,550,599      3,550,599
      #  7436, 7.02%, matures 5/1/07                12,624,889    12,624,889     12,624,889
      #  8836, 5.60%, matures 2/01/02                   11,118        11,118         11,118
    Mass Mutual Life Insurance Company
      #  10514,  6.27%,  matures 7/5/02              3,873,470     3,873,470      3,873,470
      #  10733,  6.28%,  matures 11/30/03            3,138,159     3,138,159      3,138,159
    MBL Life Assurance Corporation
      #  6-5020-1, 9.75%, matures 12/31/99           2,030,385     2,030,385      2,030,385
      #  6-5020-2, 9.75%, matures 12/31/99           3,117,888     3,117,888      3,117,888
      #  6-5020-3, 9.75%, matures 12/31/99           2,620,938     2,620,938      2,620,938
      #  9-5020-1, 5.10%, matures 12/31/99             246,502       246,502        246,502
      #  9-5020-2, 5.10%, matures 12/31/99             377,671       377,671        377,671
      #  9-5020-3, 5.10%, matures 12/31/99             317,276       317,276        317,276
    New York Life Insurance Company
      #  06749, 5.70%, matures 11/18/00                915,309       915,309        915,309
      #  06749-002, 5.62%, matures 9/20/00             776,446       776,446        776,446
      #  06749-003, 5.75%, matures  1/12/00          1,030,136     1,030,136      1,030,136
      #  30667, 6.78%, matures  1/31/02              3,717,313     3,717,313      3,717,313

                     EL PASO ENERGY CORPORATION
                      RETIREMENT SAVINGS PLAN
                  EIN: 76-0568816        Plan: 002
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            December 31, 1998

                                                    Number of
                                                      shares
                                                    (units) or
                                                     principal
Identity of issue, borrower, or                      amount of
similar party, and                                   bonds and                  Current
description of investment                              notes        Cost         value
--------------------------------------------       ------------  ------------  -------------

    Peoples Security Life Insurance Corporation
      #  00081TR, 7.12%, matures 3/30/07            26,145,532    26,145,532      26,145,532
      #  00204TR-1, 6.45%, matures 12/01/00          2,020,960     2,020,960       2,020,960
    Prudential Insurance Company of America
      #  6697-3, 8.40%, matures 11/20/00               727,083       727,083         727,083
    Transamerica Life & Annuity
      #  76562, 6.40%, matures 11/15/04              9,163,187     9,163,187       9,163,187
                                                                 -----------     -----------
      Total deposits with insurance companies                    109,555,448     109,555,448
                                                                 -----------     -----------
  Short-term securities
    Bankers Trust Company
      BT Pyramid Directed Account Cash Fund         10,774,913    10,774,913      10,774,913
                                                                 -----------     -----------
         Total investments - Income Fund                         157,435,869     157,435,869
                                                                 -----------     -----------
LOAN FUND
  Participant Loans, 7% to 12.5%                    16,093,331             -      16,093,331
                                                                 -----------     -----------
           Total investments - Loan Fund                                   -      16,093,331
                                                                 -----------     -----------
EQUITY INDEX FUND
  Barclays Equity Index
      Equity Index Fund                              2,342,774    54,724,907      78,825,896
                                                                 -----------     -----------
      Total investments - Equity Index Fund                       54,724,907      78,825,896
                                                                 -----------     -----------

INTERNATIONAL EQUITY FUND
  Templeton Foreign Fund
      Templeton Foreign Fund-International
        Growth Portfolio Mutual Fund                 1,199,394    12,247,694      10,085,840
                                                                 -----------     -----------
      Total investments - International Equity Fund               12,247,694      10,085,840
                                                                 -----------     -----------
GROWTH FUND
  Founders Growth Fund
      Founders Growth Portfolio Mutual Fund          1,408,603    27,570,363      28,807,691
                                                                 -----------     -----------
         Total investments - Growth Fund                          27,570,363      28,807,691
                                                                 -----------     -----------
PUTNAM NEW OPPORTUNITIES FUND
  Putnam New Opportunities Funds
     Putnam New Opportunities - Portfolio Mutual Fund  683,206    30,905,955      39,987,627
                                                                 -----------     -----------
      Total investments - Putnam New Opportunities Fund           30,905,955      39,987,627
                                                                 -----------     -----------
SMALL CAPITALIZATION EQUITY FUND
  SSgA Small Cap Fund
    SSgA Small Cap - Portfolio Mutual Fund             103,895     1,952,155       2,023,607
                                                                 -----------     -----------
      Total investments - Small Cap Equity Fund                    1,952,155       2,023,607
                                                                 -----------     -----------

ASSET ALLOCATION FUND
  INVESCO Total Return
     INVESCO Total Return Manager Mutual Fund          801,758    21,962,294      25,185,591
                                                                 -----------     -----------
      Total investments - Asset Allocation Fund                   21,962,294      25,185,591
                                                                 -----------     -----------
      Total Assets Held For Investment Purposes                 $399,543,998    $475,660,808
                                                                 ===========     ===========

                           EL PASO ENERGY CORPORATION
                           RETIREMENT SAVINGS PLAN
                        EIN: 76-0568816        Plan: 002
                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        For the Year Ended December 31, 1998

                                 Number of transactions                                Cost of
Identity of party involved         ------------------      Purchase      Selling      securities       Net
and description of asset           Purchases    Sales       price         price         sold         gain (loss)
-----------------------------     ----------  -------     ----------    -----------   -----------   -----------
BT Pyramid Directed
 Account Cash Fund                     477        669    $253,993,236  $240,973,972   $240,973,972   $     -

El Paso Energy PRIMCO IT INCM           39         62      15,564,020    35,707,511     33,326,575    2,380,936

Barclays Equity Index Fund             120        131      15,927,443    21,488,244     16,785,664    4,702,580

El Paso Natural Gas Co Com New          37         12      40,008,197    76,552,598     74,146,876    2,405,722

El Paso Energy Corporation Del Com      11         11      92,685,767    11,710,995      9,070,987    2,640,008

Fidelity Growth Company Fund            42         61       2,395,603    31,731,665     26,539,405    5,192,260

Founders FDS Inc Growth FD              73         78      33,216,982     5,470,582      5,646,619    (176,037)

John Hancock Life # 7733                13         18      20,165,747    16,615,148     16,615,148          -

Tenneco Stock Fund                       -         53               -    29,301,917     32,262,382   (2,960,465)


                                SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                   El Paso Energy Corporation
                                   Retirement Savings Plan


                                   By  /s/ Jeffrey I. Beason
                                      _____________________________
                                           Jeffrey I. Beason
                                          Vice President and
                                             Controller
       Date:  June 25, 1999